Mail Stop 4561

June 3, 2008

James Arnold, Jr.
Senior Vice President and
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

      Re: Nuance Communications, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2007
            Filed November 29, 2007
            File No. 000-27038

Dear Mr. Arnold:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief